

October 25, 2010

Peter Klamka
Chief Executive Officer
WTTJ Corp.
17033 S. Dixie Highway
Miami, FL 33157

      Re: WTTJ Corp.
              Amendment No. 4 to Registration Statement on Form 10
              Filed September 23, 2010
              File No. 000-54082

Dear Mr. Klamka:

We have reviewed your amended filing and response letter dated September 20, 2010 and have the following comments. References to prior comments in this letter relate to comments in our letter dated September 9, 2010.

Item 2. Financial Information

Plan of Operations

1. You state here and elsewhere in your filing that you currently do not have any arrangements in place for the completion of any further private placement financings. However, we note the Form D filed September 2, 2010 regarding a private placement transaction with a total offering amount of $20,000. Please advise.

Item 5. Directors and Executive Officers

2. Please ensure that the business experience information for Mr. Klamka covers at least the most recent five-year period as required by Item 401(e) of Regulation S-K. Include the names of each business or organization along with the respective dates of employment. In this regard, it appears that Mr. Klamka was the president and director of Woodward Energy Partners in 2009 and the managing partner for Shoulder Parrott LLC. Further, you state that Mr. Klamka is active in a number of private ventures; please clarify this statement and include the average minimum number of hours per week of his working time that he devotes to the business of WTTJ.

3. Please tell us what consideration you have given to discussing here, and in your risk factors section, the nature and extent of potential conflicts regarding corporate opportunities that are presented by the existing and prospective business activities of your

executive and the company's business. Consider identifying the other entities with which your officer and director is currently involved that present a reasonable likelihood of the conflicts you reference. For each such entity, discuss the priority and preference that it has in relation to WTTJ with respect to the presentation of business opportunities.

4. You state that there are no events that occurred during the past five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director or executive officer of the registrant. However, please note that Item 401(f) of Regulation S-K requires disclosure of certain legal proceedings during the past <u>ten</u> years that are material to an evaluation of the ability or integrity of any director or executive officer of the registrant. Please revise accordingly.

Please direct all questions to the undersigned at (202) 551-3457. If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel